Exhibit 99.1

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KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

APPOINTMENT OF VICE CHAIRMAN

The board of directors (the “Board”) of KE Holdings Inc. (the “Company”) is pleased to announce that Mr. Wangang Xu (“Mr. Xu”), an executive director of the Company, has been appointed as the vice chairman of the Board, effective from July 25, 2023.

Please refer to the annual report of the Company dated April 27, 2023 for the biographical details of Mr. Xu.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, July 25, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.